UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69221

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/16___ AND ENDING ___12/31/16___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sepulveda Distributors, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

11100 Santa Monica Boulevard, Suite 2000

(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Johnson So - (310) 235-5925

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – if individual, state last, first, middle name)

725 S. Figueroa Street	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Johnson So_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Sepulveda Distributors, LLC_____, as of _____December 31st_____, 20__16____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer
_____
Title

See attached certificate
_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1. _____
2. _____
3. _____
4. _____
5. _____
6. _____

| *Signature of Document Signer No. 1* | *Signature of Document Signer No. 2 (if any)* |

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of __Los Angeles__

Subscribed and sworn to (or affirmed) before me

on this ___17th___ day of __February__, 20 __17__,
by   Date   Month   Year

(1)_____Johnson So_____

(and (2)_____),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



Signature _Sarah C. Weiler_____
Signature of Notary Public

SARAH C. WEILER
Notary Public - California
Los Angeles County
Commission # 2171212
My Comm. Expires Nov 8, 2020

Seal
Place Notary Seal Above

─────────────────────── **OPTIONAL** ───────────────────────

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: __Annual Audited Report_____ Document Date: __2/17/2017__
Number of Pages: _____ Signer(s) Other Than Named Above: _____

SEPULVEDA DISTRIBUTORS, LLC

Financial Statements and Supplementary Information

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

SEPULVEDA DISTRIBUTORS, LLC

Table of Contents



Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

**Building a better
working world**

Report of Independent Registered Public Accounting Firm

The Member
Sepulveda Distributors, LLC

We have audited the accompanying statement of financial condition of Sepulveda Distributors, LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sepulveda Distributors, LLC at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Supplementary Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 17, 2017

SEPULVEDA DISTRIBUTORS, LLC
Statement of Financial Condition
As of December 31, 2016

Assets		
Cash	$	301,783
Prepaid expenses		36,642
Deposits		5,576
Total assets		344,001
Liabilities		
Accrued expenses	$	40,689
Due to affiliate		1,550
Total liabilities		42,239
Member's Capital		
Member's Capital		301,762
Total member's capital		301,762
Total liabilities and member's capital	$	344,001

See accompanying notes to financial statements.

SEPULVEDA DISTRIBUTORS, LLC
Statement of Operations
For the year ended December 31, 2016

Revenues		
Commissions from Member	$	1,112,803
Total revenues		1,112,803
Expenses		
Commissions		1,112,803
Audit and tax services		38,250
Regulatory fees		52,688
Other expenses		18
Total expenses		1,203,759
Net loss	$	(90,956)

See accompanying notes to financial statements.

SEPULVEDA DISTRIBUTORS, LLC
Statement of Changes in Member's Capital
For the year ended December 31, 2016

Member's capital as of January 1, 2016	$	192,718
Contributions		200,000
Net loss		(90,956)
Member's capital as of December 31, 2016	$	301,762

See accompanying notes to financial statements.

SEPULVEDA DISTRIBUTORS, LLC
Statement of Cash Flows
For the year ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(90,956)
Adjustments to reconcile net loss to net cash used by operating activities:		
Decrease in due from affiliate		104,139
Decrease in prepaid expenses		2,724
(Increase) in deposits		(3,772)
(Decrease) in accrued expenses		(96,600)
(Decrease) in due to affiliate		(1,450)
Net cash used in operating activities		(85,915)
Financing activities:		
Capital contributions		200,000
Net cash provided by financing activities		200,000
Net increase in cash		114,085
Cash as of the beginning of the year		187,698
Cash at the end of the year	$	301,783

See accompanying notes to financial statements.

5

(1) **Organization and Nature of Business**

Sepulveda Distributors, LLC (the "Company") is a Delaware limited liability company formed on November 15, 2012 with the U.S Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") as of April 29, 2014. The Company is engaged in a single line of business as a securities broker-dealer.

The Company is 100% owned by Crescent Capital Group, L.P. (the "Member"). The Member is registered as an investment adviser under the Advisers Act of 1940 as amended. The Member is 99.8% owned by Crescent Capital Group Holdings, LP ("CCG Holdings"), a Delaware limited partnership. CCG Holdings is managed by a group of experienced investment management professionals who specialize in providing investment products and services including senior bank loans, high yield debt, mezzanine debt, and distressed securities to middle-market companies.

(2) **Summary of Significant Accounting Policies**

(a) *Basis of Presentation*

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

The following is a summary of significant accounting policies consistently followed by the Company.

(b) *Cash*

The Company maintains its cash in a bank deposit account, which at times may exceed the federally insured limits. No losses have been experienced to date related to such account. The Company monitors the financial condition of the financial institution and does not anticipate any losses due to its exposure.

(c) *Deposits*

The Company maintains a FINRA Flex-Funding Account. This account is used to pay invoices and fees formerly paid through the Web CRD system. As of December 31, 2016, the balance in the account is $5,576.

(d) *Use of Estimates*

The preparation of financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) *Income Taxes*

As a limited liability company, the Company is generally not subject to income taxes; rather its net income and losses are passed through directly to the Member for inclusion in its taxable income or loss. Accordingly, no provision for federal and state income taxes has been made in the accompanying financial statements.

The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Open tax years are those that are open for exam by taxing authorities. The Company is subject to examination by state tax authorities for returns filed since inception.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as an income tax expense in the Statement of Operations. For the year ended December 31, 2016, the Company did not have a liability for any unrecognized tax benefits nor did it recognize any interest and penalties related to unrecognized tax benefits.

(f) *Prepaid Expenses*

Prepaid expenses consist of prepaid regulatory and registration fees.

(3) Related Party Transactions

(a) *Due to Affiliate*

Amount due to affiliate of $1,550 relates to monies owed to the Member for expenses paid on behalf of the Company.

(b) *Expense Sharing Agreement*

The Company and Member entered into an expense sharing agreement as of December 2013, which was amended and restated on May 27, 2015, whereas the Member agrees to make available office space, office equipment, administrative support and personnel at all times to the Company. The Member is solely responsible for the payment of any expenses incurred and those expenses are reflected in the Member's consolidated financial statements. The Company maintains a separate schedule of the allocable costs of the services.

(c) *Commissions from Member*

The Company charges the Member a fee equal to 100% of the commissions expense. The Company recognized $1,112,803 in commissions from Member due to the commissions expense payable to an employee of the Member.

(d) *Commissions Expense*

The Member entered into an employment agreement whereby the Company will make payments of bonus commissions on behalf of the Member. The Company recorded commissions expense of $1,112,803 as of December 31, 2016.

(4)   New Accounting Pronouncements

In August 2014, the FASB issued Accounting Standard Update No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern." The update provides guidance about management's responsibility to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern and to provide related footnote disclosure. Management has evaluated relevant conditions and events and has determined that there are no conditions or events that raise substantial doubt about the Company's ability to continue as a going concern.

In May 2014, the FASB issued ASU 2014-09 ("ASU 2014-09"), "Revenue from Contracts with Customers (Topic 606)." The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2018 for nonpublic companies. The Company is currently evaluating the new guidance and has not determined the impact this standard may have on its financial statements nor has the Company decided upon the method of adoption.

(5)   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital percentage would exceed 10 to 1). At December 31, 2016, the Company had net capital of $259,544:

		December 31, 2016
Net capital as a percent of aggregate indebtedness to net capital:		16.27%
Net capital	$	259,544
Less: required net capital		(5,000)
Excess net capital	$	254,544

(6)   Subsequent Events

Management has evaluated the activity of the Company through February 17, 2017, the date that the financial statements are available to be issued, and concluded that no further subsequent events have occurred that would require recognition or disclosure.

(7)   Going Concern

The financial statements are prepared on a going concern basis. The Member has a reasonable expectation that the Company has adequate capital and liquidity to meet its obligations and to continue in operational existence for the foreseeable future. Accordingly, a going concern basis is used in preparing these financial statements.

SUPPLEMENTAL SCHEDULES I TO II

SEPULVEDA DISTRIBUTORS, LLC
Supplementary Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2016

1. Total ownership equity from Statement of Financial Condition	$	$	301,762
2. Deduct ownership equity not allowable for Net Capital			—
3. Total ownership equity qualified for Net Capital			301,762
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			—
B. Other (deductions) or allowable credits (List)			—
5. Total capital and allowable subordinated liabilities		$	301,762
6. Deductions and/or charges:			
A. Total non-allowable assets from Statement of Financial Condition	42,218		
B. Secured demand note delinquency	—		—
C. Commodity futures contracts and spot commodities – proprietary capital charges	—		—
D. Other deductions and/or charges			(42,218)
7. Other additions and/or allowable credits (List)			
8. Net capital before haircuts on securities positions			259,544
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments			—
B. Subordinated securities borrowings			—
C. Trading and investment securities:			
1. Exempted securities			—
2. Debt securities			—
3. Options			—
4. Other securities			—
D. Undue Concentration			—
E. Other (List)			—
10. Net Capital		$	259,544

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3 % of line 19)	$	2,816
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		5,000
14. Excess net capital (line 10 less 13)		254,544
15. Net capital less greater of 10% of line 19 or 120% of line 12		253,544

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		42,239
17. Add:		
A. Drafts for immediate credit		—
B. Market value of securities borrowed for which no equivalent value is paid or credited		—
C. Other unrecorded amounts (List)		—
19. Total aggregate indebtedness	$	42,239
20. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		16.27%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0.0%

There are no material differences between the computation of net capital presented above and the computation of net capital in the company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2016.

SEPULVEDA DISTRIBUTORS, LLC
Supplementary Schedule II
Computation for Determination of Reserve Requirements and Information Relating to
Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Amount due to customers (credits)	—
Amounts due from customers (debits)	—
Reserve requirement	—



Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

**Building a better
working world**

Report of Independent Registered Public Accounting Firm

The Member
Sepulveda Distributors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sepulveda Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2016 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 17, 2017

SEPULVEDA DISTRIBUTORS, LLC
Exemption Report

Sepulveda Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Sepulveda Distributors, LLC

I, Johnson So, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer

February 17, 2017

CALIFORNIA JURAT WITH AFFIANT STATEMENT   GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1. _____
2. _____
3. _____
4. _____
5. _____
6. _____

_____   _____
Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of __Los Angeles__



SARAH C. WEILER
Notary Public - California
Los Angeles County
Commission # 2171212
My Comm. Expires Nov 8, 2020

Subscribed and sworn to (or affirmed) before me

on this __17th__ day of __February__, 20__17__,
        Date   Month   Year
by

(1) __Johnson So_____

(and (2)_____)
             Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence
to be the person(s) who appeared before me.

Signature __Sarah C. Weiler_____
           Signature of Notary Public

Seal
Place Notary Seal Above

──────────────── **OPTIONAL** ────────────────

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: __Exemption Report__   Document Date: __2/17/2017__

Number of Pages: _____ Signer(s) Other Than Named Above: _____

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

The Member
Sepulveda Distributors, LLC

We have performed the procedures enumerated below, which were agreed to by management of Sepulveda Distributors, LLC (the Company), the Securities Investor Protection Corporation (SIPC), set forth in the Series 600 Rules of SIPC. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2016. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.

    No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016.

    No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

    No findings were found as a result of applying the procedure.

4. Verified the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

    No findings were found as a result of applying the procedure.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2016. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



EY

Building a better
working world

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 17, 2017